

March 5, 2012

<u>Via E-mail</u>
Peter Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299

> **Re:** **American Realty Capital Trust, Inc.**
> **Schedule TO-I**
> **Filed March 1, 2012**
> **File No. 005-86721**

Dear Mr. Fass:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

<u>General</u>

1. Based on a telephone call with James Gerkis of Proskauer Rose, we understand that the tender offer was commenced on the date it was filed, March 1, 2012. Given the current expiration date and time of 5:00 p.m. Eastern Time on March 28, 2012, it appears that the offer expires before expiration of the twentieth business day following the commencement of this exchange offer. Please revise accordingly. Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of "business day."

2.   We note from the disclosure that the Company filed the Registration Statement for the Public Offering on February 15, 2012. In connection with the Offer and the Public Offering, we remind you of the Company's obligations under Rule 102 of Regulation M.

Introduction, page 10

3.   We refer you to the third to last paragraph on page 10. Given that this is an issuer tender offer subject to Exchange Act Rule 13e-4, please revise the reference to Exchange Act Rule 14d-4(c).

Conditions of the Offer, page 24

4.   We refer you to the first paragraph of this section and the phrase "or are determined by us to have occurred" and the third bullet point on page 24 and the phrase "threatened." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not the "threatened…action, suit or proceeding" offer condition has been triggered remains in the sole judgment of the Company, the assertion of the offer condition appears to be within its exclusive control. Since the Company has reserved the right to assert the occurrence of an offer condition for any reason, the Company has created an implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise to include an objective standard, such as a standard of reasonableness, against which the Company's discretion may be judged. We note that the Company has used the phrase "in our reasonable judgment" with respect to all other applicable conditions in this section.

5.   We note that the while the Company has an existing credit facility that will provide the necessary funds to consummate the offer, the offer is subject to a Credit Facility Condition. Generally, when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Exchange Act Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

        Alternatively, if the Company believes that the offer is fully financed, revise the offer to eliminate the Credit Facility Condition. If the Company instead chooses to include in its list of conditions to the offer the closing conditions under the revolving credit facility that must be satisfied in order to obtain funding, please include in your response letter an explanation for why the satisfaction of such conditions should not be deemed a material change requiring that five business days remain in the offer following disclosure of the change or that the offer be extended so that at least five business days remain in the offer.

6.   We note the last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions